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                          November 14, 2022

       McDavid Stilwell
       Chief Financial Officer
       Coherus BioSciences, Inc.
       333 Twin Dolphin Drive, Suite 600
       Redwood City, CA 94065

                                                        Re: Coherus
BioSciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 8,
2022
                                                            File No. 333-268252

       Dear McDavid Stilwell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Benjamin A. Potter,
Esq.